UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

EXPLANATORY NOTE

        Allot Communications Ltd. (NASDAQ: ALLT) (the “Company”) today announced the results of its Annual Meeting of Shareholders held on August 15, 2007, at the Company’s offices located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel.

        At the Annual Meeting of Shareholders, the shareholders adopted the following resolutions:

    (1)        To elect Mr. Yossi Sela as a Class I director to serve for a three-year term in accordance with the Company’s Articles of Association;

    (2)        To elect Mr. Steven D. Levy to serve as an outside director of the Company for a three-year term in accordance with the requirements of the Israeli Companies Law – 1999;

    (3)        To approve the terms of Mr. Steven D. Levy’s service, including payment of director’s fees, granting of stock options and eligibility for indemnification and exculpation;

    (4)        To approve an amendment to the compensation plan of Mr. Rami Hadar, President and Chief Executive Officer of the Company and a member of the board of directors; and

    (5)        To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007 and until the 2008 Annual Meeting of Shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

        Only shareholders of record as of the close of business on July 16, 2007 were entitled to vote at the meeting. A total of 12,566,512 shares, representing approximately 58% of the Company’s total outstanding shares were represented at the meeting.

        Mr. Yossi Sela who was elected to serve as a Class I director has served as a director since 1998. Mr. Sela is the Managing Partner of Gemini Israel Funds, a leading Venture Capital fund, which invests primarily in seed and early stage Israeli technology companies. In this capacity, Mr. Sela sits on the boards of directors of a number of Gemini portfolio companies, including Adimos Inc., Saifun Semiconductors Ltd. and IXI Mobile, Ltd. Mr. Sela’s past board positions include CommTouch Software Ltd., Precise Software Solutions Ltd. and Envara Inc. In 1995, he served as the Chief Executive Officer of Ornet Data Communication Technologies Ltd., which was a Gemini portfolio company. Mr. Sela led that company until its acquisition by Siemens AG in September 1995. From 1990 to 1992, Mr. Sela served as Vice President of Marketing at DSP Group, an American-Israeli company specializing in proprietary Digital Signal Processing for consumer and telecommunication applications. He later served as Vice President of Marketing at DSP Communications, Inc., a spin-off of DSP Group. From 1985 to 1989, Mr. Sela worked at Daisy Systems Inc., where he was Director for CAD Development and PCB Marketing Manager for Europe. From 1974 to 1984, he served in the Israel Defense Forces and was responsible for the definition and development of systems for communication applications. Mr. Sela holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University.

        Mr. Steven D. Levy who was elected to serve as an outside director, served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company, since January 2006 and of Zhone Technologies, Inc., a U.S. provider of telecommunications equipment, since April 2006. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

        The Company also announced that effective August 15, 2007, Hezi Lapid resigned from the board of directors as a result of time constraints. Mr. Lapid has confirmed to the Company that his decision to resign did not result from, and there does not exist, any disagreement between him and the Company relating to the Company’s operations, policies or practices.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLOT COMMUNICATIONS LTD. By: /s/ Doron Arazi —————————————— Doron Arazi Chief Financial Officer

      Date: August 16, 2007